UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nuvectis Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

67080T108
(CUSIP Number)

February 4, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule	13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67080T108

(l)	Names of reporting persons. Thomas Peters
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole voting power 302,376
	(6)	Shared voting power 645,282
	(7)	Sole dispositive power 302,376
	(8)	Shared dispositive power 645,282

(9)	Aggregate amount beneficially owned by each reporting person 947,658
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐.
(11)	Percent of class represented by amount in Row (9) 6.4%*
(12)	Type of reporting person IN

* Calculated based on 14,752,403 shares outstanding as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2023.

Item l(a). Name of Issuer:

Nuvectis Pharma, Inc.

Item l(b). Address of Issuer’s Principal Executive Offices:

1 Bridge Plaza Suite 275

Fort Lee, NJ 07024

Item 2(a) & (b). Name and Principal Business Offices of Persons Filing:

Thomas Peters

7 Rehan Street

Evan Yehuda, Israel 4050003

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e). CUSIP Number:

67080T108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:

947,658

(b)	Percent of Class:

6.4%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

302,376

(ii)	shared power to vote or to direct the vote:

645,282

(iii)	sole power to dispose or to direct the disposition of:

302,376

(iv)	shared power to dispose or to direct the disposition of:

645,282

5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

8. Identification and Classification of Members of the Group.

N/A

9. Notice of Dissolution of Group.

N/A

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

* Calculated based on 14,752,403 shares outstanding as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2023	By:	/s/ Thomas Peters
Date	Name:	Thomas Peters